NATHAN W. JONES
Direct (801) 578-6943
nwjones@stoel.com

June 14, 2007

SENT VIA EDGAR TRANSMISSION, FACSIMILE AND EXPRESS COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:		Terence O’Brien, Branch Chief
Melissa N. Rocha, CPA

	Re:	Huntsman Corporation
Form 10-K for the fiscal year ended December 31, 2006
File No. 001-32427

Ladies and Gentlemen:

On behalf of Huntsman Corporation, we are submitting this correspondence in response to the comment provided in your letter dated June 5, 2007 with respect to the company’s Annual Report on Form 10-K referenced above. For your convenience, we have repeated your comment below, followed by the company’s response.

Form 10-Q for the quarter ended March 31, 2007

Item 4. Controls and Procedures, page 60

1.                                      We note that at March 31, 2007, your management determined your disclosure controls and procedures are effective and further noted the changes you made to your internal control over financial reporting as a result of the material weakness noted at December 31, 2006. Please expand your disclosure to disclose whether the company believes the material weakness still exists at March 31, 2007, and to explain how management has determined that disclosure controls and procedures are now effective given the material weakness noted at December 31, 2006.

Response:

The disclosure in Item 4. Controls and Procedures of the company’s Form 10-Q for the quarter ended March 31, 2007 (the “Item 4 disclosure”) acknowledges the company’s previously existing material weakness. The Item 4 disclosure states clearly the conclusion of the chief executive officer and the chief financial officer that the company’s controls and procedures were effective as of March 31, 2007. The company believes that the statement that its controls and procedures are effective necessarily means that there is not a continuing material weakness. Moreover, the Item 4 disclosure provides a summary of the steps the company took to remediate the prior material weakness. This additional disclosure clearly indicates that the company had fully implemented these remediation actions by March 31, 2007. As a result, the company believes that the Item 4 disclosure makes it clear that it did not have a material weakness as of March 31, 2007.

The company further believes that its disclosure of the remediation actions provides a sufficient explanation as to how, given the prior material weakness, management determined that the company’s disclosure controls and procedures were effective as of March 31, 2007. Accordingly, the company believes that the Item 4 disclosure is sufficient and is not misleading.

Notwithstanding the foregoing, as discussed with you, the company will include disclosure in its Form 10-Q for the quarter ended June 30, 2007 that expressly states that it does not have a continuing material weakness.

If you have any questions regarding the foregoing responses, or if you believe additional information would be useful in completing your review, please contact the undersigned at (801) 578-6943.

Very truly yours,

STOEL RIVES LLP

Nathan W. Jones

cc:	J. Kimo Esplin
Samuel D. Scruggs
Randy W. Wright
Sean H. Pettey